Exhibit 12.2

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS

(In Thousands, Except Ratios)

	Year ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations before income taxes	$(318,322)	$176,748	(59,476)	$13,921	(37,554)
Plus: fixed charges	33,816	31,148	23,925	17,295	3,114
Preference securities dividends	(7,668)	(8,738)	(6,047)	(8,952)	(755)

Earnings available for fixed charges	$(292,174)	$199,158	(41,598)	$22,264	(35,195)

Fixed Charges:
Interest expense	$26,148	$22,410	17,878	$8,343	2,359
Preference securities dividends	7,668	8,738	6,047	8,952	755

Total fixed charges	$33,816	$31,148	23,925	$17,295	3,114

Ratio of Earnings to Fixed Charges and Preference Securities Dividends	(a )	6.39	(b )	1.29	(c )

(a)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $326.0 million.
(b)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $65.5 million.
(c)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $38.3 million.